



03012741

:D STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- ~~022822~~

8-39988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2002</u> AND ENDING <u>December 31, 2002</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading Partners, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Ave., Suite One
(No. and Street)

Wayne	Pennsylvania	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell   610-975-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name — if individual, state last, first, middle name)

125 Strafford Ave., Suite 116	Wayne	Pennsylvania	19087
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Francis G. Mitchell_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Trading Partners, Inc._____, as of
_____December 31_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADING PARTNERS, INC.

Statement of Financial Condition

December 31, 2002

TRADING PARTNERS, INC.

Table of Contents



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

February 26, 2003

Beucler, Kelly & Irwin, Ltd.

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2002

Assets

Current Assets		
Cash and cash equivalents	$	288,684
Commissions receivable		13,524
Other accounts receivable		5,121
Prepaid expense		1,609
Total Current Assets		308,938
Property and Equipment		
Equipment net of accumulated depreciation of $1,774		9,803
Total Property and Equipment		9,803
Other Assets		
Rental deposits		120
Investments		16,000
Total Other Assets		16,120
Total Assets	$	334,861

Liabilities and Stockholder's Equity

Current Liabilities		
Unearned commissions	$	109,965
Accounts payable and accrued expenses		38,555
Total Current Liabilities		148,520
Stockholder's Equity		
Common stock (.01 par value 10,000 shares authorized, 1,000 shares issued and outstanding)		10
Paid-in capital		98,190
Retained earnings		92,341
Accumulated other comprehensive loss		(4,200)
Total Stockholder's Equity		186,341
Total Liabilities and Stockholder's Equity	$	334,861

See Accompanying Notes.

TRADING PARTNERS, INC.
Notes to Financial Statements
December 31, 2002

Note 1 — **Organization and Line of Business**

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is a NASD registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 — **Summary of Significant Accounting Policies**

Income Taxes

The Company has elected to be taxed as an S Corporation whereby all income is taxed directly to the stockholder. Thus, the Company does not make a provision for income taxes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity date of three (3) months or less as cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the useful lives of the assets.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee may defer up to the lesser of 15% of compensation or $11,000 in 2002 and the employer may make a discretionary contribution.

Note 3 — **Net Capital Requirements**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $167,288 at December 31, 2002.

Note 4 — Leases

During 2002, the Company leased office space from its sole stockholder on a one-year lease which expired December 31, 2002. Rent expense paid to the stockholder was $22,500.

Note 5 — Customer Research Advances and Unearned Commissions

The Company provides various investment-related research services to certain of its customers and by agreement is compensated for these services in the form of brokerage commissions in an amount equal to or greater than the cash value of the services. Research service expenses and the related revenue are recognized in the month in which the expense is paid. At December 31, 2002, the cash value of services provided where compensation is receivable from customers was $5,121. This receivable is treated as a non-allowable asset for purposes of the net capital computation. At December 31, 2002, the Company had received commission income in excess of the cash value of services provided in the amount of $95,821. These unearned commissions are included with aggregate indebtedness for purposes of the aggregate indebtedness calculation.

Note 6 — Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

Note 7 — Investments

The investments held by the Company are stated at quoted market value. Investments are accounted for as available-for-sale securities. At December 31, 2002, investments consist of the following:

Quantity	Investment	Cost	Market Value	Unrealized Gain (Loss)
300	The NASDAQ Stock Market, Inc. – Warrants	$ 3,300	$ 3,000	$ (300)
1,300	The NASDAQ Stock Market, Inc. – Common stock	16,900	13,000	(3,900)
		$ 20,200	$ 16,000	$ (4,200)

The warrants are exercisable at prices ranging from $13.00 to $16.00, depending upon the date of exercise.

Note 8 — Commission Income

Commission income represents $927,935 of commissions earned net of $258,618 of commission rebates to customers.